SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Bill.com Holdings, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

090043100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090043100	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,627,304
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,627,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,627,304
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Based on 105,671,639 shares of the Issuer’s (as defined herein) common stock outstanding as of October 28, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2022.

CUSIP No. 090043100	Page 3 of 9

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,439,797
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,439,797
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,439,797
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 105,671,639 shares of the Issuer’s common stock outstanding as of October 28, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. 090043100	Page 4 of 9

1	NAMES OF REPORTING PERSONS Hotham Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,439,797
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,439,797
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,439,797
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 105,671,639 shares of the Issuer’s common stock outstanding as of October 28, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. 090043100	Page 5 of 9

1	NAMES OF REPORTING PERSONS Ossa Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,439,797
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,439,797
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,439,797
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 105,671,639 shares of the Issuer’s common stock outstanding as of October 28, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. 090043100	Page 6 of 9

Item 1(a).	Name of Issuer:

Bill.com Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6220 America Center Drive, Suite 100, San Jose, CA 95002

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Fullerton Management Pte Ltd (“Fullerton”);
(iii)	Hotham Investments Pte. Ltd. (“Hotham”); and
(iv)	Ossa Investments Pte. Ltd. (“Ossa” and, together with Temasek, Fullerton and Hotham, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891.

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share.

Item 2(e).	CUSIP Number:

090043100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2022, Ossa directly owned in aggregate 5,439,797 shares of the Issuer’s common stock.

Ossa is a wholly-owned subsidiary of Hotham, which in turn is a wholly-owned subsidiary of Fullerton, which in turn is a wholly-owned subsidiary of Temasek. Fullerton and Hotham, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer’s common stock directly owned by Ossa.

Temasek, through the ownership described herein and the indirect 100% ownership of two other entities that directly owned an aggregate of 187,507 shares of the Issuer’s common stock as of December 31, 2022, may be deemed to beneficially own in aggregate 5,627,304 shares of the Issuer’s common stock, including the 5,439,797 shares of the Issuer’s common stock directly owned by Ossa.

(b)	Percent of class:

As of December 31, 2022:

Temasek: 5.3%

Fullerton, Hotham and Ossa: 5.1%

The percentages above are based on 105,671,639 shares of the Issuer’s common stock outstanding as of October 28, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 4, 2022.

CUSIP No. 090043100	Page 7 of 9

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek: 5,627,304

Fullerton, Hotham and Ossa: 5,439,797

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek: 5,627,304

Fullerton, Hotham and Ossa: 5,439,797

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 090043100	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: February 8, 2023	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: February 8, 2023	HOTHAM INVESTMENTS PTE. LTD.

	By:	/s/ Lim Ming Pey
		Name	:	Lim Ming Pey
		Title	:	Director

Dated: February 8, 2023	OSSA INVESTMENTS PTE. LTD.

	By:	/s/ Han Sack Teng
		Name	:	Han Sack Teng
		Title	:	Director

CUSIP No. 090043100	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 22, 2020, by and among Temasek, Fullerton, Hotham and Ossa (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on April 22, 2020).